UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue, #18-01 Centennial Tower

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (NYSE American: GNS) (the “Company”) is furnishing this Report on Form 6-K to provide supplemental disclosure regarding certain relationships and use of proceeds material to the Company’s recently completed $8 million registered direct offering and its concurrent acquisition of a note convertible into a 9.9% equity interest in Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited (“Jewel Bank”), Bermuda’s only dual-licensed digital bank.

This disclosure supplements the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 1, 2026 and is furnished to ensure full transparency and clarification regarding disclosure of the use of proceeds from the offering and related matters, consistent with the Company’s obligations under the Securities Exchange Act of 1934, the Singapore Securities and Futures Act, and applicable Bermuda regulatory requirements, if any.

The Transactions

On April 16, 2026, the Company consummated two transactions:

Transaction One - $8 Million Registered Direct Offering: The Company entered into a securities purchase agreement with certain investors, including American Ventures LLC as lead investor, for the purchase and sale (the “Offering”) of 2,297,297 ordinary shares at a public offering price of $0.37 per share, together with 19,324,324 pre-funded warrants exercisable at $0.0001 per share. D. Boral Capital LLC acted as exclusive placement agent. The Company received aggregate gross proceeds of $8 million before deducting placement agent fees and related expenses.

Transaction Two - 9.9% Acquisition of Jewel Bank: The Company used $5.5 million of the net proceeds from the Offering to fund the acquisition of a Senior Secured Convertible Promissory Note immediately convertible into 9.9% of the equity of Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited, Bermuda’s only dual-licensed digital bank. Of the $5.5 million cash consideration, approximately $5 million will be used to fund Jewel Bank’s operations toward its anticipated launch later this year, generally anticipated to include technology infrastructure, regulatory compliance, and staffing. In addition, the Company issued 15,000,000 restricted ordinary shares (and/or pre-funded warrants in lieu thereof) to the sellers of the Note at a deemed price of $0.40 per share as further consideration for the acquisition. The Registration Statement on Form F-3 filed on May 2, 2026 relates to the resale of these 15,000,000 restricted shares.

About American Ventures LLC Involvement

American Ventures LLC (“American Ventures”), which served as the lead investor in the Company’s $8 million registered direct offering, is also the largest member of Jewel Investments LLC, the entity through which the Company is acquiring its 9.9% equity stake in Jewel Financial Limited. American Ventures LLC, Series XI Jewel Digital holds the largest membership interest in Jewel Investments LLC, as disclosed in the Securities Purchase Agreement. Jewel Investments LLC (the “Investco”) is a Delaware limited liability company that, following a completed recapitalization, will own 58.3% of the issued and outstanding equity interests of Jewel Financial Limited (“Holdings”) which owns 100% of the issued and outstanding equity of Jewel Bancorp Limited (the “Bank”), a Bermuda exempted company holding both a full banking license issued under the Banks and Deposit Companies Act 1998 and a Class F digital asset business license issued under the Digital Asset Business Act 2018 by the Bermuda Monetary Authority (“BMA”).

American Ventures is managed by American Ventures Management LLC, in which Dominari Holdings Inc. (Nasdaq: DOMH) holds a 90% Membership Interest, per Dominari Holdings’ 2025 Annual Report on Form 10-K filed with the SEC on March 31, 2026. American Ventures is a private investment vehicle headquartered in Trump Tower, New York, that has participated as sole or lead investor in transactions totaling over $1.4 billion.

Pursuant to the Dominari 10-K, both Donald Trump Jr. and Eric Trump serve on Dominari Holdings’ Board of Advisors. Each individually filed a Schedule 13G with the SEC on February 24, 2025, reporting beneficial ownership of 966,138 shares of Dominari Holdings common stock, representing approximately 6% of shares outstanding as disclosed in the Definitive Proxy Statement on Schedule 14A filed with the SEC on February 6, 2026 and incorporated by reference into the Dominari 10-K. Both are listed as 5% or greater stockholders in Dominari Holdings’ S-3 registration statement filed in April 20251. The Company is providing this publicly available information as it believes it is material to its shareholders.

The Company confirms that neither Donald Trump Jr., Eric Trump, nor any member of the Trump family has any direct relationship with, role in, or influence over the Company, its management, or its operations. All transactions with American Ventures and other parties were negotiated at arm’s length and on commercial terms.

1 The Company is providing this information from public filings as referenced as of the date stated and does not represent the accuracy of such information as to any date subsequent to the date stated.

About Dominari Involvement

D. Boral Capital LLC acted as the exclusive placement agent for the Company’s April 16, 2026 registered direct offering. Dominari was not placement agent in the offering.

The list of selling shareholders for the Company’s resale F-3, include, Kyle Wool (President of Dominari) and Anthony Hayes (CEO of Dominari), each in their individual capacities. hold membership interests in Jewel Investments LLC, through which the Company is acquiring its interest in Jewel Bank. Dominari Securities was not engaged as placement agent for the Company’s offering.

Jewel Investments LLC is a Delaware limited liability company organized to hold interests in Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited. American Ventures LLC, Series XI Jewel Digital is the largest member of Jewel Investments LLC by membership interest. Certain other members include individuals and entities, some of whom are affiliated with Dominari.

Use of Proceeds

Of the $8 million in aggregate gross proceeds raised in the registered direct offering, the Company used $5.5 million of net proceeds to fund the acquisition of a Senior Secured Convertible Promissory Note immediately convertible into 9.9% of the equity of Jewel Financial Limited. Of this $5.5 million, approximately $5 million will be directed to fund Jewel Bank’s operations toward its anticipated launch, including technology platform development, regulatory compliance infrastructure, licensing requirements, and staffing. The remaining approximately $500,000 covers transaction costs associated with the acquisition.

The remainder of the net proceeds from the Offering, together with proceeds from any future exercise of the pre-funded warrants, will be used for working capital and general corporate purposes.

About Jewel Bank

Jewel Bancorp Limited is a Bermuda exempted company that holds both a full banking license and a Class F digital asset business license issued by the Bermuda Monetary Authority under the Digital Asset Business Act 2018, making it Bermuda’s only dual-licensed digital bank. Jewel Bank is developing four primary product lines: (i) JUSD, a US dollar-denominated stablecoin backed 1:1 by US Treasuries and cash deposits; (ii) Jewel Settle, a real-time USD settlement system operating 24/7/365; (iii) core banking services including payments, FX ramps, digital asset custody, and crypto-collateralized lending; and (iv) Stablecoin-as-a-Service, a white-label platform enabling banks, corporations, and sovereign entities to issue their own USD-backed stablecoins.

The Company’s investment in Jewel Bank is aligned with the GENIUS Act, signed into law by President Trump on July 18, 2025, which creates the first comprehensive US regulatory framework for stablecoin issuers and provides a compliance pathway for foreign-licensed issuers, including Bermuda-licensed banks such as Jewel Bank, to serve US clients.

Bermuda is home to over $1 trillion in captive reinsurance assets under management. The BMA framework permits captive insurers to hold up to 25% of statutory capital in stablecoins and to settle claims via blockchain. In January 2026, Bermuda Premier David Burt announced at the World Economic Forum in Davos that Bermuda is positioning itself as the world’s first on-chain national economy. The Premier has publicly endorsed Jewel Bank as a key part of Bermuda’s fintech development strategy.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, Jewel Bank’s anticipated product launch, the use of proceeds from the offering, and the Company’s strategic plans. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including risks related to regulatory approvals, market conditions, the political environment, and other factors described in the Company’s Annual Report on Form 20-F and other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: May 4, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)